

12061535

SEC
Mail Processing
Section

MAY 30 2012

Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37710

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2011 (MM/DD/YY) AND ENDING 03/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mizuho Securities USA Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Kronenberg **(212) 209-9499**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **David Kronenberg**, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of **Mizuho Securities USA Inc.**, as of **March 31**, 20**12**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Senior Managing Director & Chief Financial Officer

Title



Notary Public

STEVEN SFERLAZZA
Notary Public, State of New York
No. 01SF6225517
Qualified in Nassau County
Commission Expires August 23, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☐ (q) Computation of CFTC Minimum Net Capital Requirements.
- ☐ (r) Supplementary Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



STATEMENT OF FINANCIAL CONDITION

Mizuho Securities USA Inc.
March 31, 2012
With Report of Independent Registered
Public Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

Mizuho Securities USA Inc.
Statement of Financial Condition
March 31, 2012

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Mizuho Securities USA Inc.

We have audited the accompanying statement of financial condition of Mizuho Securities USA Inc. (the "Company") as of March 31, 2012. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Mizuho Securities USA Inc. at March 31, 2012, in conformity with U.S. generally accepted accounting principles.

May 29, 2012

Ernst & Young LLP

Mizuho Securities USA Inc.
Statement of Financial Condition
March 31, 2012
(In thousands, except share amounts)

Assets	
Cash and cash equivalents	$ 23,664
Cash and securities segregated for regulatory purposes	1,536,605
Collateralized agreements:	
Securities purchased under agreements to resell	34,009,327
Securities borrowed	4,519,098
Securities owned, at fair value (including securities pledged of $12,665,062)	12,754,656
Receivables from brokers/dealers, clearing organizations and customers	952,635
Accrued interest receivable	39,281
Clearing and other deposits	148,124
Receivables from affiliates	111,842
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $38,265	28,850
Exchange memberships, at cost (market value of $9,013)	5,751
Prepaid expenses	21,420
Other assets	14,081
Total assets	$ 54,165,334
Liabilities and stockholders' equity	
Collateralized agreements:	
Securities sold under agreements to repurchase	$ 43,450,547
Securities loaned	2,693,889
Securities sold, not yet purchased, at fair value	3,929,149
Payables to brokers/dealers, clearing organizations and customers	3,216,277
Accrued interest payable	24,174
Accrued expenses and other liabilities	200,046
	53,514,082
Subordinated borrowings	150,000
Stockholders' equity	501,252
Total liabilities and stockholders' equity	$ 54,165,334

See accompanying notes to statement of financial condition.

1. Organization and Description of Business

Mizuho Securities USA Inc. (the "Company"), a Delaware Corporation, is a majority-owned subsidiary of Mizuho Securities Co., Ltd ("MHSC"), which owns 70.5 percent of the voting shares of the Company, with the remaining 29.5 percent owned by Mizuho Corporate Bank, Ltd. ("MHCB"). MHSC, in turn, is majority-owned by MHCB, whose ultimate parent is Mizuho Financial Group, Inc. ("MHFG"). MHFG is a holding company listed on the Tokyo, Osaka, and New York Stock Exchanges that provides comprehensive financial services through its subsidiaries. MHCB is a global wholesale bank that serves clients ranging from large corporations to financial institutions to public sector entities. MHSC is a full service securities firm that offers a wide range of securities and investment banking services primarily to Japanese corporate and retail clients. As of August 29, 2011, shares of MHSC were delisted from the Tokyo, Osaka, and Nagoya Exchanges. On September 1, 2011, MHSC became a wholly-owned subsidiary of MHCB through a share exchange. Subsequently, on September 6, 2011, Norinchukin Bank acquired 5.34% of MHSC. These changes did not directly impact the Company.

The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and a futures commission merchant with the U.S. Commodity Futures Trading Commission ("CFTC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company is a member of or has access to most major international futures exchanges. The Company's activities include securities and futures brokerage, origination and trading of debt and equity securities, and mergers and acquisitions ("M&A") advisory services. The Company is a primary dealer in U.S. government securities and, as such, participates in the Federal Reserve Bank of New York's open market operations and in auctions of U.S. Treasury securities.

2. Summary of Significant Accounting Policies

Basis of presentation

The financial statements are presented in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

2. Summary of Significant Accounting Policies (continued)

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents are defined as highly liquid investments with initial maturities of three months or less, which typically includes bank deposits and money market funds. The Company has no cash equivalents at March 31, 2012.

Cash and securities segregated for regulatory purposes

Included in cash and securities segregated for regulatory purposes on the statement of financial condition are qualified securities, as defined, maintained in a special reserve bank account for the benefit of customers pursuant to SEC Rule 15c3-3 and cash and securities segregated or held in separate accounts under the Commodity Exchange Act. At March 31, 2012, cash and securities segregated for regulatory purposes includes $1,216,343 in securities received in resale agreements (largely comprised of U.S. Treasuries), and $57,153 in U.S. Treasuries, with the remaining balance in cash.

Collateralized agreements

The Company's collateralized agreements include securities purchased under agreements to resell ("resale agreements"), securities sold under agreements to repurchase ("repurchase agreements"), and securities borrowed and lending transactions. The Company records resale and repurchase agreements at contract price, plus accrued interest and securities borrowed and loaned at the amount of cash collateral advanced or received, adjusted for additional collateral obtained or received by the Company, plus accrued interest. The amounts reported for collateralized agreements approximate fair value.

2. Summary of Significant Accounting Policies (continued)

Resale and repurchase agreements are accounted for as financing transactions where the Company has an agreement to sell or purchase the same or substantially the same securities before maturity at a fixed or determinable price. In the normal course of business, the Company may enter into repurchase agreements that correspond to the maturity date of the underlying collateral ("repo-to-maturity"). When the Company transfers a security in repo-to-maturity transactions and has relinquished control over the transferred security in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 860, *Transfers and Servicing* ("ASC 860"), the Company records these transactions as sales by "derecognizing" the transferred security and recognizing the related gains or losses in principal transactions on the statement of operations. At March 31, 2012, the Company had outstanding repo-to-maturity agreements with a contract value of approximately $402,843. It is the Company's policy to take possession of securities collateralizing resale agreements at the time such agreements are made. In the same manner, the Company provides securities to counterparties in order to collateralize repurchase agreements. These agreements are collateralized primarily by U.S. Treasury and federal agency securities, with a fair value equal to or in excess of the principal amount borrowed. The market value of the underlying collateral is reviewed daily and additional cash or other collateral is obtained or returned as necessary.

When specific conditions are met, including the existence of a legally enforceable master netting agreement and/or net settlement through a central clearing organization, the Company nets certain repurchase agreements and resale agreements with the same counterparty in the statement of financial condition.

Securities borrowed and loaned transactions are generally reported as collateralized financings except where other securities are used as collateral. When the Company acts as a lender in a securities lending agreement and receives collateral in the form of securities that can be re-pledged or sold, it recognizes securities received as collateral and a corresponding obligation to return securities received as collateral at fair value in the statement of financial condition. The Company has no securities received as collateral at March 31, 2012.

In securities borrowed transactions, the Company is required to deposit cash or other collateral with the lender. In securities loaned transactions, the Company receives collateral in the form of cash or securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, and obtains or returns additional collateral as necessary.

(In thousands, except share amounts)

2. Summary of Significant Accounting Policies (continued)

At March 31, 2012, the Company had obtained securities as collateral that could be re-pledged, delivered or otherwise transferred with a fair value of $64,514,612. This collateral was generally received under resale agreements and securities borrowed transactions. Of these securities, $63,631,249 was re-pledged, delivered or otherwise transferred, generally as collateral under repurchase agreements, securities lending agreements or to satisfy the Company's commitments under proprietary short sales. These securities are reported in the statement of financial condition after applicable netting.

The Company also enters into forward-starting collateralized financing agreements. These agreements represent off balance-sheet commitments until the start date, at which time they will be recorded as financing transactions in the statement of financial condition. At March 31, 2012, the Company had forward-starting collateralized agreements with start dates ranging from April 2, 2012 to June 29, 2012. The contract values of these transactions total $5,145,297 for resale and securities borrowing agreements and $3,353,748 for repurchase and securities loan agreements.

Fair value measurements

The Company reports assets and liabilities at fair value on the statement of financial condition in accordance with ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). The Company has made no elections under the "Fair Value Option" in ASC 825, *Financial Instruments* ("ASC 825"), which allows the Company to irrevocably elect fair value as the initial and subsequent measurement attribute for most financial assets and liabilities on an instrument-by-instrument basis.

Securities transactions

Securities owned and securities sold, not yet purchased, which include contracts for financial futures and options and other derivative instruments, are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices, where available. When quoted market prices are not available, the Company may use other market data, such as transacted prices for the same or similar securities.

2. Summary of Significant Accounting Policies (continued)

The Company utilizes benchmark prices and yields, as well as spreads over the yield curves for benchmark or similar securities in measuring fixed income securities at fair value. Exchange-traded equities and exchange traded funds ("ETFs") are measured at fair value using the closing price from the relevant exchanges. ETFs are adjusted to the fair value "NAV" (net asset value) price, which is calculated based on quoted prices for the underlying component stocks.

Realized and unrealized gains and losses are reflected in principal transactions on the statement of operations in the period during which the transaction or the change in fair value occurred. Related interest amounts, including accrued interest, are included in interest and dividends income or interest expense on the statement of operations.

Derivative financial instruments

The Company recognizes the fair value of all derivative financial instruments in the statement of financial condition as either assets or liabilities in securities owned or securities sold, not yet purchased, respectively. When specific conditions for balance sheet offsetting are met, the Company nets certain derivative contracts with the same counterparty in the statement of financial condition. The Company records all derivative financial instruments at fair value with changes in fair values (unrealized gains and losses) reflected in principal transactions in the statement of operations. Since the Company does not apply hedge accounting as defined in ASC 815, *Derivatives and Hedging* ("ASC 815"), certain of the disclosures required under ASC 815 are generally not applicable with respect to these financial instruments.

Mortgage-backed to-be-announced transactions ("TBAs") are measured at fair value using the closing prices from broker markets. Interest rate swaps are measured at fair value using discounted cash flows based on interest rates and data observable in the swaps markets. Foreign currency forwards are measured using discounted cash flow techniques, with inputs consisting of observable spot and forward exchange rates. The fair value recognized for interest rate and foreign currency contracts represents the net receivable or payable (gain or loss) to the counterparty in the contract.

The Company applies the enhanced disclosure requirements for derivative instruments prescribed in ASC 815, which requires companies to disclose how derivative instruments (and any related hedged items) are accounted for, their location and amounts in a company's financial statements, and their effect on financial position, financial performance, and cash flows. The enhanced disclosures required by ASC 815 are included in Note 9.

(In thousands, except share amounts)

2. Summary of Significant Accounting Policies (continued)

Clearing and other deposits

The Company is a member of various clearing organizations at which it maintains cash and/or securities required to conduct its day-to-day clearance activities. At March 31, 2012, securities in these accounts consisted of U.S. Treasuries with a fair value of $117,934, with the remaining balance in cash.

Property, equipment and leasehold improvements

Property and equipment are depreciated on a straight-line basis over their estimated useful lives, ranging from three to ten years. Leasehold improvements are amortized over the shorter of the economic useful life of the asset or the remaining term of the lease. The Company's net balance on the statement of financial condition at March 31, 2012 is comprised of $14,990 in leasehold improvements, $11,752 in information technology assets, and $2,108 in furniture and fixtures.

Exchange memberships

The Company's exchange memberships, which provide the Company with the right to conduct business on various exchanges, are recorded at cost and evaluated for impairment on a quarterly basis. If management were to ascertain that an other-than-temporary impairment in value has occurred, the exchange membership would be reported at a value that reflects management's estimate of the impairment. There were no exchange membership impairments during the year ended March 31, 2012.

Preferred stock

The Company's preferred stock is held by MHSC and is perpetual and non-redeemable. The shares are convertible at the option of MHSC into common shares at a rate of 1 to 1. There are no stated dividends on these shares; however, MHSC is entitled to receive dividends or distributions made by the Company in *pari passu* with the holders of the Company's common stock. In the event of liquidation, holders of the preferred stock are entitled to a preference of $437 per share.

2. Summary of Significant Accounting Policies (continued)

After such amount is paid, holders of the common stock are entitled to receive any and all assets remaining to be paid or distributed.

Principal transactions

Principal transactions consist of realized and unrealized gains and losses on the Company's proprietary positions. To the extent that the Company utilizes trading strategies that also result in the recognition of interest income or expense, additional accounts including interest and dividends or interest expense on the statement of operations will be impacted. As a result, the Company reports revenues as net of interest expense.

Commissions

The Company earns commissions from customer transactions primarily in futures clearing and execution and equity securities transactions. Commission revenues and related clearing expenses are recorded on a trade date basis.

Investment banking revenues

Investment banking revenues include gains, losses, and fees arising from securities offerings in which the Company acts as an underwriter or agent. Also included in this balance are fees earned from advisory activities. Investment banking revenues are presented net of transaction related expenses and are recognized when services for the transactions are determined to be completed and the income is reasonably determinable.

Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the rate of exchange on the statement of financial condition date, whereas amounts recognized in the statement of operations are translated at the actual rates of exchange during the year. Net gains or losses resulting from foreign currency transactions are included in other revenues in the statement of operations.

2. Summary of Significant Accounting Policies (continued)

Income taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"). ASC 740 prescribes the method to account for uncertainty in income tax positions taken or expected to be taken in a tax return by applying a "more likely than not" ("MLTN") criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Company assesses this likelihood based on the facts, circumstances, and information available at the end of each period. A tax position that meets the MLTN recognition threshold is initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Deferred tax expenses or benefits are recognized in the financial statements at amounts expected to be realized for the changes in deferred tax liabilities ("DTLs") or assets ("DTAs") between years. The Company recognizes the current and deferred tax consequences of all transactions in the financial statements using the provisions of the currently enacted tax laws. It is the Company's policy to include interest and penalties related to gross unrecognized tax benefits within its provision or benefit for income taxes.

Non-income based taxes

The Company is subject to taxation in New York State and New York City based on the greater of the taxes calculated using the Company's respective taxable net incomes or those using alternative methods based on the Company's average assets for the tax period (the "alternative" taxes) and certain allocation factors. To the extent that alternative taxes due exceed those that would have resulted based on income, the Company reports these alternative taxes as part of non-interest expenses, before its provision or benefit for income taxes.

Subsequent events

Under the provisions of ASC 855, *Subsequent Events* ("ASC 855"), companies are required to evaluate events and transactions that occur after the balance sheet date but before the date the financial statements are issued, or available to be issued in the case of non-public entities. As such, the Company is required to evaluate and recognize in the financial statements the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including estimates inherent in the financial statements' preparation.

(In thousands, except share amounts)

2. Summary of Significant Accounting Policies (continued)

The Company obtained a subordinated loan from MHSC of $100,000 starting April 10, 2012, maturing on April 30, 2015. The interest rate is based on U.S. dollar six-month LIBOR plus a spread. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they cannot be repaid. Further, the subordinated note payable to MHCB of $50,000 matured on April 27, 2012. The Company repaid the subordinated noted in full.

Accounting developments

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06 ("ASU 2010-06"), which amends current disclosure requirements related to fair value measurements in ASC 820. ASC 820 defines and establishes a framework for measuring fair value by creating a hierarchy based on the quality of inputs used to measure fair value, distinguishing between observable independent market inputs and unobservable market assumptions by the reporting entity. ASU 2010-06 further expands required disclosures about fair value measurements to include the amount of significant transfers between Level 1 and Level 2 of the fair value hierarchy, greater transparency as to the reasons for any transfers among the three levels within the hierarchy, and further disaggregation in the reconciliation of recurring Level 3 assets. Effective April 1, 2010, the Company adopted the major provisions of ASU 2010-06. The additional Level 3 disaggregation requirement is effective for the Company's financial statements for the fiscal year ending March 31, 2012. The adoption of ASU 2010-06 did not have a material impact on the Company's financial statement.

In December 2011, the FASB issued ASU No. 2011-11, *Disclosures about Offsetting Assets and Liabilities* ("ASU 2011-11") to Topic 210, *Balance Sheet*. The update requires new disclosures regarding balance sheet offsetting and related arrangements. For derivatives and financial assets and liabilities, the amendment requires disclosure of gross asset and liability amounts, amounts offset on the balance sheet, and amounts subject to the offsetting requirements but not offset on the balance sheet. The guidance is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods, and is to be applied retrospectively. This ASU does not amend the existing guidance on when it is appropriate to offset; as a result, it is not expected to have a material effect on the Company's statement of financial condition.

(In thousands, except share amounts)

2. Summary of Significant Accounting Policies (continued)

In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS* ("ASU 2011-04"), which provides clarifying guidance on how to measure fair value and provides additional disclosure requirements. The ASU is effective for the first interim and annual period beginning on or after December 15, 2011. The Company is currently evaluating the potential impact of the ASU, but does not expect the ASU to have a material effect on the Company's statement of financial condition.

In April 2011, the FASB issued ASU No. 2011-03, *Reconsideration of Effective Control for Repurchase Arrangements* ("ASU 2011-03"). ASU 2011-03 removes the criterion that collateral received under a repurchase arrangement must be sufficient to fund substantially all of the cost of purchasing replacement assets in order for the transferor to maintain effective control of the transferred financial asset and require the transaction to be accounted for as a repurchase arrangement. The ASU is effective for the first interim and annual period beginning on or after December 15, 2011. The Company is currently evaluating the potential impact of the ASU, but does not expect the ASU to have a material effect on the Company's statement of financial condition.

3. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

Securities owned and securities sold, not yet purchased, consist of U.S. Treasury and federal agency securities, agency mortgage-backed securities, asset-backed securities, corporate debt, equity securities, and derivative contracts. Securities sold, not yet purchased, represent the Company's obligation to acquire the securities at then prevailing market prices, which may differ from the amount reflected on the statement of financial condition.

Securities owned includes proprietary positions that have been pledged as collateral to counterparties on terms which permit the counterparties to sell or repledge the securities to others.

(In thousands, except share amounts)

3. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value (continued)

Securities owned and securities sold, not yet purchased, at fair value at March 31, 2012 consist of the following:

	Owned	Sold, Not Yet Purchased
U.S. Treasury and federal agency securities	$ 7,508,656	$ 3,623,549
Mortgage-backed securities	2,745,380	39
Asset-backed securities	22,038	5,128
Corporate debt	794,483	272,861
Equities	1,678,122	16,605
Derivative contracts	5,977	10,967
Total	$ 12,754,656	$ 3,929,149

4. Receivables from and Payables to Brokers/Dealers, Clearing Organizations and Customers

Receivables from and payables to brokers/dealers, clearing organizations and customers at March 31, 2012 consist of the following:

	Receivables	Payables
Net payable for trades pending settlement	$ –	$ 789,631
Clearing organizations	844,758	9,159
Securities failed to deliver/receive	45,434	53,524
Futures customers	39,929	2,358,134
Investment banking	20,355	5,463
Other	2,159	366
Total	$ 952,635	$ 3,216,277

(In thousands, except share amounts)

4. Receivables from and Payables to Brokers/Dealers, Clearing Organizations and Customers (continued)

Net payable for trades pending settlement represents the contract price of securities to be delivered or received by the Company. Should a counterparty fail to deliver securities pending settlement to the Company, the Company may be required to purchase identical securities on the open market. The value of such securities at March 31, 2012 approximates the amounts owed. Trades pending settlement at March 31, 2012 were settled without a material effect on the Company's financial statements.

Amounts receivable from clearing organizations primarily represent balances receivable from futures exchanges. Included in this balance are receivables segregated or held in separate accounts in the amount of $657,621. Amounts payable to clearing organizations represent brokerage and execution fees payable to exchanges, primarily for futures business.

Securities failed to deliver or receive ("fails") represent receivable or payable balances, respectively, arising from transactions with customers and brokers/dealers. Fails open at March 31, 2012 were settled without a material effect on the Company's financial statements.

Receivables from and payables to futures customers represent balances arising in connection with futures transactions, including customer cash and related accrued interest balances, as well as gains and losses on open futures and options contracts. The payables to futures customers balance includes $494,811 segregated or held in separate accounts.

Receivables or payables arising from investment banking activities consist of fees and concessions earned or owed by the Company from its advisory services and participation in securities offerings as an underwriter or selling agent.

5. Subordinated Borrowings

Subordinated borrowings are carried at contract amounts, which approximate fair value. The Company has subordinated notes payable to MHCB of $50,000, which matured on April 27, 2012, and $100,000, maturing in September 2013, which bear interest rates of 3.62% and 3.67%, respectively. The rates will reset periodically, based on U.S. dollar six-month LIBOR plus 2.015%.

(In thousands, except share amounts)

5. Subordinated Borrowings (continued)

These borrowings are subordinated to claims of general creditors, are covered by agreements approved by FINRA and the Chicago Mercantile Exchange, and are included in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they can not be repaid.

6. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies as part of its trading, clearing, financing, and general operations. At March 31, 2012, the statement of financial condition included the following balances with affiliates, before applicable netting:

Assets	
Cash and cash equivalents	$ 1
Securities purchased under agreements to resell	11,674,686
Securities borrowed	67
Receivables from brokers/dealers, clearing organizations and customers	13,596
Receivables from affiliates	111,842
Other assets	71
Liabilities	
Securities sold under agreements to repurchase	$ 366,896
Securities loaned	140,361
Payables to brokers/dealers, clearing organizations and customers	314,885
Accrued interest payable	2,328
Accrued expenses and other liabilities	14,186
Subordinated borrowings	150,000

6. Related Party Transactions (continued)

Financing transactions

The Company enters into collateralized financing transactions with affiliates under comparable financing rates and terms as with unaffiliated parties. At March 31, 2012, the financing transaction balances are mostly comprised of resale agreements with MHSC and MHCB and securities borrowed and loaned agreements with MHSC.

Receivables from and payables to brokers/dealers, clearing organizations and customers

The Company recorded receivables from and payables to brokers/dealers, clearing organizations and customers primarily from futures business. The remainder of these balances related to clearing fees, fees from M&A projects, underwriting fees, rebates and fees for support and services or shared resources.

Receivables from affiliates

The Company records receivables from affiliates related to Global equities research, clearing by affiliates, fees/reimbursements for support and services or shared resources with affiliates.

Borrowings from affiliates

At March 31, 2012, the Company had $150,000 in subordinated notes payable to MHCB, with accrued interest payable in the amount of $2,328.

Support and services

The Company and its affiliates share various resources for which they also share the associated costs. The unpaid balances for costs allocated to the Company for research, information technology and other operational support and services are included in accrued expenses and other liabilities. The Company provides support and services to its affiliates, primarily in the areas of accounting and information technology. The unpaid balances of those receivables are recorded as other assets. Also included in other assets are reimbursements receivable from MHSC and MHSA for certain payments made to employees under various expatriate agreements.

(In thousands, except share amounts)

7. Employee Benefit Plans

Deferred compensation plan

Substantially all employees of the Company are covered by the Company's deferred compensation defined contribution plan. The Company's contribution is determined under provisions of the plan.

Postretirement health care plan

The Company has a defined benefit postretirement health care plan ("the Plan") that covers a limited group of employees meeting certain criteria. Plan benefits commence upon retirement and end at age of eligibility for coverage under Medicare or upon coverage of participant by another plan. Participants become eligible for plan benefits if they retire from the Company after reaching age 55 with 8 or more years of service. The Plan is noncontributory and is a continuation of the active employee medical and dental plans in which the Company pays substantially all eligible covered medical expenses. The Company does not currently fund this plan; the benefits are paid on a cash basis as incurred. No assets have been segregated and restricted to provide for plan benefits.

The accumulated postretirement benefit obligation ("APBO") is the present value of benefits earned as of the year-end "measurement date" based on employee service prior to that date. The APBO for the Plan at March 31, 2012 is $463, which is reported in accrued expenses and other liabilities in the statement of financial condition.

The following table provides a reconciliation of the changes in the APBO from April 1, 2011 through March 31, 2012:

Change in benefit obligation (APBO)	
APBO at the beginning of the period	$ 378
Adjustment for actuarial gain	10
Service cost	56
Interest cost	19
APBO at the end of the period	$ 463

(In thousands, except share amounts)

7. Employee Benefit Plans (continued)

The funded status of the Plan is the excess of the APBO over plan assets. Since the Company does not have assets segregated and restricted to provide postretirement benefits, the funded status of the Plan is equal to the liability recorded as the APBO.

Assumptions

The weighted-average discount rate assumption used to determine the APBO and net periodic benefit cost was 3.85%.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. For measurement purposes, the annual rates of increase in the per capita cost of covered medical and dental claims assumed for the year ending March 31, 2013 are 7.5% and 5.0%, respectively. The medical and dental healthcare cost trend rates are further assumed to decrease gradually to 6.1% and 4.9%, respectively by the year ending March 31, 2019. Both rates are expected to gradually decrease to 4.5% by the year ending March 31, 2027 and remain at that level thereafter.

A one-percentage-point change in assumed health care cost trend rates would have the following effects on the amounts reported for APBO and net periodic benefit cost:

	One-Percentage-Point-Increase	One-Percentage-Point-Decrease
Effect on total service cost and interest components	$ 84	$ (68)
Effect on year-end APBO	494	(409)

(In thousands, except share amounts)

7. Employee Benefit Plans (continued)

The estimated benefits expected to be paid are as follows:

	Amount
Year ending March 31:	
2013	$ 6
2014	13
2015	8
2016	17
2017	8
2018-2022	249
	$ 301

8. Income Taxes

As of March 31, 2012, the Company had a net DTA of $18,629, against which a valuation allowance of $6,849 has been applied. The net of these amounts, $11,780, is included in other assets in the statement of financial condition. The net DTA is comprised of a gross DTA of $80,582, which consists primarily of certain accrued expenses not currently deductible for tax purposes, net operating loss ("NOL") carry-forwards, and tax credit carry-forwards. This is presented net of a gross DTL of $61,953, which consists primarily of adjustments to prior tax deductions, payable over a phase-in period and deferred taxable income.

The Company's valuation allowance of $6,849, an increase of $2,308 over prior year, relates to New York State and New York City accrued expenses not currently deductible for tax purposes and NOL carry-forwards. Management believes that it is more likely than not that this portion of the DTA will not be realized due to the likelihood of being subject to non-income based taxes.

The Company files tax returns in various state and local jurisdictions. The Company had state and local NOL carry-forwards ranging between $21,189 and $35,869. These can be carried forward for 20 years and will begin to expire after April 1, 2030.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. The Company's policy is to include interest and penalties related to gross unrecognized tax benefits within its provision for income taxes.

(In thousands, except share amounts)

8. Income Taxes (continued)

The following table summarizes the activity related to Company's gross unrecognized tax benefits from April 1, 2011 to March 31, 2012:

Balance as of April 1, 2011	$	–
Increases related to prior year tax positions		957
Decreases related to prior year tax positions		–
Decreases related to current year tax positions		–
Increases related to current year tax positions		–
Decreases related to settlements with taxing authorities		–
Decreases related to lapsing of statute of limitations		–
Balance as of March 31, 2012	$	957

The Company's total unrecognized tax benefits (including interest and penalties of $369) that, if recognized, would affect the Company's effective tax rate were $992 at March 31, 2012.

The Company's returns for tax years ended March 31, 2008 through March 31, 2011 remain subject to examination by the Internal Revenue Service for U.S. federal tax purposes, and by the state and local tax authorities. There are no other on-going audits in other jurisdictions that are material to the Company's financial statements.

9. Financial Instruments

Derivative financial instruments

In the normal course of business, the Company enters into a variety of derivative financial instruments transactions. These derivative financial instruments typically include forward and futures contracts, options on U.S. government securities and futures contracts, interest rate swap contracts, foreign exchange contracts, and TBAs. The Company enters into derivative transactions to economically hedge other positions or transactions in its fixed income and equity businesses.

Futures contracts provide for the delayed delivery or purchase of financial instruments, commodities, or currencies at a specified future date at a specified price or yield. Futures contracts are exchange traded and cash settlement is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties to specific positions.

(In thousands, except share amounts)

9. Financial Instruments (continued)

Option contracts allow the holder to purchase or sell financial instruments for cash at a specified price and within a specified period of time. As a seller of options, the Company receives a premium at the outset and then bears the risk of unfavorable changes in the price of the financial instruments underlying the option. Options on futures contracts are contracts that allow the owner of the option to purchase or sell the underlying futures contract at a specified price and within a specified period of time.

Interest rate swaps are entered into between two counterparties, one on the "fixed leg" paying a fixed interest rate and one on the "floating leg" paying a floating rate based on a specified spread above a designated underlying rate, usually LIBOR. Interest rate swaps are typically used to limit or manage exposure to fluctuations in interest rates, or to obtain a marginally lower interest rate than would be available without the swap. The Company enters into interest rate swaps to help manage its exposure to interest rate risk.

Foreign exchange contracts are used to mitigate exposure to foreign exchange rate fluctuations. The Company enters into foreign currency forwards primarily to mitigate exposure to transactions and balances denominated in Japanese Yen.

In the normal course of business, the Company enters into various commitments including securities purchased and sold on a when-issued basis ("when-issued" securities) and TBA securities transactions. TBAs are forward contracts that give the purchaser/seller an obligation to obtain/deliver mortgage securities in the future. The performance of the forward contracts is dependent on the financial reliability of the counterparty and exposes the Company to credit risk, which is limited to the unrealized gains recorded in the financial statements. Market risk is substantially dependent upon the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

The fair values of derivative financial instruments included in securities owned and securities sold, not yet purchased as of March 31, 2012 are as follows:

Derivatives not designated as hedging instruments under ASC 815-20

	Assets	Liabilities
Interest-rate swap contracts	$ –	$ 4,753
Foreign exchange forward contracts	62	748
TBA securities transactions	5,915	5,466
Total carrying value of derivatives	$ 5,977	$ 10,967

(In thousands, except share amounts)

9. Financial Instruments (continued)

Financial instruments with off-balance sheet risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments including interest rate swap contracts, foreign exchange contracts, and TBAs. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at March 31, 2012 at fair value and would incur a loss if the fair value of the securities increases subsequent to March 31, 2012.

In the normal course of business, the Company executes and clears futures, forwards, options, and securities transactions for the accounts of its customers, primarily institutional investors, financial institutions and affiliates. Such transactions may expose the Company to off-balance sheet risk in the event the customer is unable to satisfy its obligations, and the Company has to purchase or sell the underlying financial instrument at a loss.

The Company provides securities as collateral to counterparties under repurchase agreements and securities lending transactions. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

Certain futures and options transactions are introduced to other clearing brokers. As such, the Company guarantees to the respective clearing houses or other brokers its customers' performance under these contracts. In accordance with regulatory requirements and market practice, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges at which contracts are traded. Exchange-traded financial instruments, such as futures and options, generally do not give rise to significant unsecured counterparty exposure.

9. Financial Instruments (continued)

Concentrations of market and credit risk

The Company enters into transactions that involve varying degrees of both market and credit risk. The Company monitors its exposure to these risks on a daily basis through a variety of financial, security position and credit exposure reporting and control procedures.

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates and foreign currency exchange rates as well as market volatility and illiquidity. The Company manages market risk by setting risk limits and by economically hedging its exposure to risk factors.

Credit risk is the potential loss due to uncertainty in a counterparty's ability to meet its obligations. The Company is engaged in various trading and brokerage activities. Counterparties primarily include brokers/dealers, banks and other institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review the credit standing of each counterparty on a periodic basis. The credit risk for forward contracts, TBAs, options, swaps, and when-issued securities is limited to the unsettled fair valuation gains recorded in the statement of financial condition. With respect to collateralized financing transactions, the Company continually monitors the value and adequacy of the collateral pledged by its counterparties. In addition, the Company enters into master netting agreements to mitigate the credit risk of financial instruments, which would reduce the maximum amount of loss. Consequently, management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

10. Fair Value Measurements

ASC 820 defines fair value as "The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date" or an "exit price". The objective of a fair value measurement is to determine this price.

10. Fair Value Measurements (continued)

The valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs, using techniques that are appropriate and for which sufficient data is available. Additionally, for inputs based on bid and ask prices, the price within the bid-ask spread that is most representative of fair value is used to measure fair value.

Fair value hierarchy

ASC 820 prioritizes the inputs used to measure fair value into three broad levels, assigning the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest to unobservable inputs (Level 3 measurements). If the inputs used to measure an asset or liability fall into different levels within the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement.

The three categories are as follows:

Level 1: Assets and liabilities whose values are based on unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include U.S. Treasury Bills, on-the-run or recently issued U.S. Treasury bonds, notes, and strips, and certain federal agency obligations. Also included in Level 1 are listed equity securities, consisting of common stock and ETFs, and exchange-traded derivative contracts. Additionally, TBAs and certain corporate bonds are classified as Level 1.

Level 2: Assets and liabilities whose values are based on inputs that are observable either directly or indirectly, but do not qualify as Level 1 inputs. Level 2 assets and liabilities include primarily off-the-run U.S. Treasury bonds, notes, and strips, certain federal agency obligations, including most callable securities, pass-through mortgage-backed securities issued by U.S. government agencies or government sponsored entities, and most corporate debt. Also included in Level 2 assets and liabilities are interest rate swap contracts, and foreign exchange contracts.

Level 3: Assets and liabilities whose values are based on inputs that are both unobservable and significant to the overall fair value measurement. The Company did not have any assets or liabilities measured at fair value using unobservable inputs or for which unobservable inputs were significant to their fair value measurement throughout the year or at March 31, 2012.

(In thousands, except share amounts)

10. Fair Value Measurements (continued)

In determining the appropriate measurement levels, the Company performs analyses on the assets and liabilities subject to ASC 820 at the end of each reporting period. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy.

The following tables present the Company's major categories of assets and liabilities that are measured at fair value on a recurring basis using the above fair value hierarchy at March 31, 2012:

Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Securities segregated for regulatory purposes:				
U.S. Treasury securities	$ –	$ 57,153	$ –	$ 57,153
Securities owned:				
U.S. Treasury and federal agency securities	5,052,448	2,456,208	–	7,508,656
Mortgage-backed securities	–	2,745,380	–	2,745,380
Asset-backed securities	–	22,038	–	22,038
Corporate debt	388,049	406,434	–	794,483
Equities	1,678,122	–	–	1,678,122
Derivative contracts	5,915	62	–	5,977
Securities on deposit with clearing organizations	86,445	31,489	–	117,934
Total	$ 7,210,979	$ 5,718,764	$ –	$ 12,898,254

Liabilities	**Level 1**	**Level 2**	**Level 3**	**Total**
Securities sold, not yet purchased:				
U.S. Treasury and federal agency securities	$ 3,030,849	$ 592,700	$ –	$ 3,623,549
Mortgage-backed securities	–	39	–	39
Asset-backed securities	–	5,128	–	5,128
Corporate debt	186,895	85,966	–	272,861
Equities	16,605	–	–	16,605
Derivative contracts	5,466	5,501	–	10,967
Total	$ 3,239,815	$ 689,334	$ –	$ 3,929,149

10. Fair Value Measurements (continued)

Valuation techniques

The Company utilizes Level 1 prices whenever available. U.S. Treasury Bills and most other U.S. Treasury securities are measured at fair value using quoted prices for identical securities in active dealer markets. Although most federal agency securities are measured using quoted prices for identical securities, some may be measured at fair value as a spread to the Treasury benchmark. These Level 2 measurements may be applied for securities such as medium term notes, which are typically smaller issuances initiated through reverse inquiry by potential investors and some callable securities.

The Company measures mortgage-backed securities – which include mortgage pools, federal agency pass-through securities and collateralized mortgage obligations ("CMOs"), and a marginal amount of private issued commercial mortgage-backed-securities ("CMBS") and residential mortgage-backed-securities ("RMBS") – primarily based on brokers' market prices. As such, mortgage-backed securities are categorized as Level 2.

The Company measures asset-backed-securities using the spread over the U.S. Treasury benchmark. Most of the asset-backed-securities in inventory are collateralized auto loans.

The Company's corporate bonds largely consist of investment grade corporate bonds and notes. For those available on the FINRA Trade Reporting and Compliance Engine ("TRACE"), which facilitates mandatory reporting of over the counter secondary market transactions, the Company may utilize Level 1 prices. However, if the TRACE price is not indicative of that at which the Company would transact (i.e., prices for trades of odd or small lots), the Company will measure fair value using the spread over the U.S. Treasury benchmark, considered a Level 2 measurement.

Equities include common stock and ETFs, which are all measured at fair value using quoted market prices from the exchanges on which they are traded. For ETFs, the Company uses the quoted prices for the underlying component stocks (fair value NAV price) for fair value measurement, which is consistent with how the Company would exit the position, by redeeming the shares for a basket of individual stocks.

(In thousands, except share amounts)

10. Fair Value Measurements (continued)

Derivative contracts include over-the-counter interest rate swaps and foreign currency forwards, which are measured using discounted cash flow calculations based on observable inputs from the relevant interest/ exchange rate curves, which is considered a Level 2 measurement. The Company's derivative contracts also include TBAs, which are measured at fair value using market prices from broker markets. As such, TBAs are categorized as Level 1. Details of derivative contracts are disclosed in Note 9.

Significant transfers into/out of Levels 1 and 2

There were no significant transfers between Levels 1 and 2 for the year ended March 31, 2012.

11. Commitments and Contingencies

Lease commitments

The Company has remaining minimum annual rental commitments for office spaces under non-cancelable operating leases with initial terms in excess of one year, as follows:

	Amount
Year ending March 31:	
2013	$ 5,675
2014	5,638
2015	5,652
2016	5,806
2017	5,863
Thereafter	11,971
	$ 40,605

Rentals are subject to periodic escalation charges and do not include amounts payable for insurance, taxes and maintenance.

(In thousands, except share amounts)

11. Commitments and Contingencies (continued)

The Company entered into a new lease agreement effective October 2010. Upon expiration, the Company is legally obligated to return the premises to its original condition. In accordance with ASC 410, *Asset Retirement Obligations*, the Company initially recognized the fair value of a liability for an asset retirement obligation of $904. The Company recognized a corresponding asset for that amount and capitalized that cost on the statement of financial condition. This amount will be amortized straight line over the life of the lease. As of March 31, 2012, the Company recorded an asset retirement obligation of $930. This amount is recorded in accrued expenses and other liabilities on the statement of financial condition.

The Company has provided letters of credit in connection with leases for the New York and Boston offices in the amount of $824 and $37, respectively. These letters of credit are collateralized by U.S. Treasury securities.

Business employment incentive grant

Pursuant to an agreement entered into with the New Jersey Economic Development Authority in 2001, the Company receives Business Employment Incentive Grants on an annual basis. As of March 31, 2012, the cumulative amount of grants the Company has recorded is $3,912. Pursuant to the agreement, the Company must continuously maintain a staffing level consistent with the terms of the contract in order to receive future grants and retain the grants received. The Company currently has employees in excess of this threshold.

Litigation

In accordance with the provisions of ASC 450, *Contingencies ("ASC 450")*, the Company accrues for a litigation-related liability when the assessed likelihood of realizing a future loss is probable and the amount of loss can be reasonably estimated. In applying these principles, the information available may indicate that the estimated amount of loss is within a range of amounts. When an amount within a range of loss is identified as the most likely result within the range, that amount is accrued by the Company.

The Company has responded to requests for information from the SEC concerning the structuring and offering of a certain collateralized debt obligation security. The Company assessed the risks of the individual contingency and provided for the reasonably estimable payment amount. Any such payment would be covered by an agreement in place with an affiliate. The Company has accrued for this potential payment and recognized a corresponding receivable in the statement of financial condition.

(In thousands, except share amounts)

11. Commitments and Contingencies (continued)

In addition to the above mentioned case, the Company is involved in litigation arising in the normal course of business. It is the opinion of management that the ultimate resolution of such litigation will not have a material adverse effect on the Company's financial statements.

Medium term notes

The Company, along with MHSC and MHI, may from time to time issue Medium Term Notes ("MTNs" or the "program") in amounts not to exceed $9,500,000 in the aggregate, as governed by a filing with the Luxembourg Stock Exchange. The program's prospectus was originally filed on April 20, 2010 and was amended on November 4, 2010. The Company has the ability to issue notes with maturities between seven days and perpetuity and with interest rates that may be fixed, floating or zero coupon. In connection with the program, MHCB has provided a "keep well agreement" that includes requirements that it continue to own a majority of the Company's voting shares and, if necessary, make available funds to meet payment obligations under the program by way of additional share capital or subordinated loans. The Company has not yet issued any MTNs under the program.

12. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by Rule 15c3-1. This method requires that the Company maintain minimum net capital, as defined, equivalent to the greater of $250 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3, or 8% of the total risk margin requirement for positions carried in customer and non-customer accounts pursuant to the Commodity Exchange Act, plus excess margin collected on securities received on resale agreements, as defined.

At March 31, 2012, the Company's net capital of $329,860 was $209,068 in excess of the required amount. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the net capital rules of the SEC and other regulators.

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